August 21, 2013

Rolaine S. Bancroft, Esq.	Phillip R. Pollock
Arthur Sandel, Esq.	415.772.9679 direct
Division of Corporation Finance	ppollock@weintraub.com
Office of Structured Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Sequoia Mortgage Trust 2011-1

Sequoia Mortgage Trust 2011-2

Sequoia Mortgage Trust 2012-1

Sequoia Mortgage Trust 2012-2

Sequoia Mortgage Trust 2012-3

Forms 10-K for the Fiscal Year Ended December 31, 2012

Filed March 29, 2013

File No. 333-159791-03, 333-159791-04, 333-159791-05, 333-159791-06 and 333-179292-02

Dear Ms. Bancroft and Mr. Sandel:

On behalf of Sequoia Residential Funding, Inc. (the “Registrant” or the “Depositor”), we are responding to the July 15, 2013 comment letter (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-Ks. For your convenience, each response is preceded by a boldface recitation of the Comment Letter’s numbered paragraph.

Forms 10-K of Sequoia Mortgage Trust 2011-1, Sequoia Mortgage Trust 2011-2, Sequoia Mortgage Trust 2012-1, Sequoia Mortgage Trust 2012-2 and Sequoia Mortgage Trust 2012-3

General

1. We note that with respect to each issuing entity that you are providing servicer assessments from multiple servicers. In order to understand whether you have met your requirements under Items 1122 and 1123 of Regulation AB and Exchange Act Rule 15d-18 your Forms 10-K should include explanatory language. Accordingly, it is unclear why certain exhibits have not been filed. For instance:

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

•	We note your disclosure in the Form 10-K for Sequoia Mortgage Trust 2011-2 under Item 1122 of Regulation AB outlining the servicing duties performed by U.S. Bank National Association (“U.S. Bank”), as trustee, in the transaction. With a view towards disclosure, please explain why the Form 10-K does not include a report from U.S. Bank on its assessment of compliance with applicable servicing criteria applicable to it as trustee or a corresponding attestation report from an independent auditor regarding U.S. Bank’s assessment of compliance.

Response: Reference is made to the Pooling and Servicing Agreement, dated as of September 1, 2011 (the “Agreement”), by and among Sequoia Residential Funding, Inc., as depositor (the “Depositor”), U.S. Bank National Association, not in its individual capacity but solely as trustee (the “Trustee”) and Wells Fargo Bank N.A., in its dual capacities as master servicer (the “Master Servicer”) and securities administrator (the “Securities Administrator”).  Pursuant to the Agreement, the Depositor, the Master Servicer, the Securities Administrator and the Trustee have the functions specified therein.  The Agreement does not require the Trustee to maintain any accounts, act as custodian or paying agent or prepare any reports and the Trustee is not doing so.  Therefore, the parties agreed that the Trustee is not participating in the servicing function within the meaning of Item 1122 of Regulation AB and as shown in Exhibit K of the Agreement. Additionally, pursuant to Regulation AB Section 229.1101(j), a trustee is exempt from the defined term servicer and therefore exempt from the requirements of Regulation AB Item 1122 if, as is the case in Sequoia Mortgage Trust 2011-2, the trustee makes allocations or distributions to holders of the asset-backed securities but receives such allocations or distributions from a servicer and does not otherwise perform the functions of a servicer. We understand that a trustee may have an obligation to provide an assessment of compliance with servicing criteria under Item 1122 if it has participated in the servicing function. However, in the case of U.S. Bank National Association and Sequoia Mortgage Trust 2011-2, U.S. Bank National Association does not participate in the servicing function and, therefore, we do not include in the Form 10-K an assessment of compliance from U.S. Bank National Association nor a report from an independent auditor regarding U.S. Bank National Association.

•	We note that each of (i) the prospectus supplement, dated January 25, 2012, with respect to Sequoia Mortgage Trust 2012-1 and (ii) the prospectus supplement, dated March 28, 2012, with respect to Sequoia Mortgage Trust 2012-2 identifies U.S. Bank as trustee for the respective transaction. With a view towards disclosure, explain why the Forms 10-K for these transactions do not include a report from U.S. Bank on its assessment of compliance with servicing criteria applicable to it as trustee or a corresponding attestation report from an independent auditor regarding U.S. Bank’s assessment of compliance.

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

Response: We refer you to our response above. Reference is made to the Pooling and Servicing Agreements, dated as of January 1, 2012 (SEMT 2012-1) and March 1, 2012 (SEMT 2012-2), each by and among Sequoia Residential Funding, Inc., as depositor, U.S. Bank National Association, not in its individual capacity but solely as trustee and Wells Fargo Bank N.A., in its dual capacities as master servicer and securities administrator. In the case of each of SEMT 2012-1 and SEMT 2012-2, U.S. Bank National Association does not participate in the servicing function and, therefore, we do not include in the respective Form 10-K an assessment of compliance from U.S. Bank National Association nor a report from an independent auditor regarding U.S. Bank National Association.

•	Similarly, we note that the prospectus supplement, dated June 26, 2012, with respect to Sequoia Mortgage Trust 2012-3 identifies Christiana Trust as trustee for the transaction. With a view towards disclosure, explain why the Form 10-K does not include a report from Christiana Trust on its assessment of compliance with servicing criteria applicable to it as trustee or a corresponding attestation report from an independent auditor regarding Christiana Trust’s assessment of compliance.

Response: We refer you to our response above. Reference is made to the Pooling and Servicing Agreement for SEMT 2012-3, dated as of June 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society, FSB, not in its individual capacity but solely as trustee (“Christiana Trust”) and Wells Fargo Bank N.A., in its dual capacities as master servicer and securities administrator. Christiana Trust does not participate in the servicing function for SEMT 2012-3 and, therefore, we do not include in the Form 10-K an assessment of compliance from Christiana Trust nor a report from an independent auditor regarding Christiana Trust.

General Response: For each of SEMT 2011-2, SEMT 2012-1 and SEMT 2012-2, we will file amended 10-Ks to revise the respective chart which outlines the servicing duties performed by each entity to clarify that the Trustee in each case does not perform any servicing function. We will also add language to explain why the servicing duties identified in the chart may not include some duties identified in a servicing entity’s platform-based compliance certificate.

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

Servicer Assessment of Cenlar FSB

Exhibit 33.1 to Form 10-K of Sequoia Mortgage Trust 2012-1

Exhibit 33.1 to Form 10-K of Sequoia Mortgage Trust 2012-2

Exhibit 33.1 to Form 10-K of Sequoia Mortgage Trust 2012-3

2. Cenlar FSB’s reports on its assessment of compliance with applicable servicing criteria state “[b]ased on such assessment, management believes that, as of and for the year ended December 31, 2012, the Company has complied in all material respects with the servicing criteria….” The phrase “management believes that” appears to qualify management’s assessment of Cenlar FSB’s compliance with applicable servicing criteria. Please revise to remove such qualifying language.

Response: Cenlar has revised their 2012 Management Assessment by removing such qualifying language. Please see such revised Management Assessment attached hereto as Exhibit A. The Registrant will file an amended Form 10-K or each of SEMT 2012-1, 2012-2 and 2012-3 to include such revised Cenlar 2012 Management Assessment.

Servicer Assessment of PHH Mortgage Corporation

Exhibit 33.2 to Form 10-K of Sequoia Mortgage Trust 2011-1

Exhibit 33.2 to Form 10-K of Sequoia Mortgage Trust 2011-2

Exhibit 33.3 to Form 10-K of Sequoia Mortgage Trust 2012-1

Exhibit 33.3 to Form 10-K of Sequoia Mortgage Trust 2012-2

Exhibit 33.3 to Form 10-K of Sequoia Mortgage Trust 2012-3

3. We note that the material instance of noncompliance identified by PHH Mortgage Corporation (“PHH”) involving the servicing criterion listed in Item 1122(d)(4)(vii) arose because PHH could not provide documentation to support that foreclosure and repossession procedures that were not concluded in accordance with the timelines in the transaction agreements were outside the control of PHH. While we note that each assessment of compliance with applicable servicing criteria contains a statement by Sequoia Residential Funding, Inc. that it has been advised by PHH that the identified material instance of noncompliance did not involve any assets of the subject transaction, the body of the Forms 10-K should also include this statement. Please revise.

Response: We will include such statement that the identified material instance of noncompliance did not involve any assets of the subject Sequoia transaction in the body of amended Form 10-Ks for each deal, under “ADDITIONAL DISCLOSURE ITEMS FOR REGULATION AB, Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria.”

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

4. Additionally, please revise to describe whether PHH has taken any steps to remediate the identified material instance of noncompliance, and if not, describe why not.

Response to Comment #4 was provided by PHH Mortgage Corporation.

Response: The following will be added under “ADDITIONAL DISCLOSURE ITEMS FOR REGULATION AB, Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria” in amended Form 10-Ks for each subject deal where PHH Mortgage Corporation is a servicer:

“PHH Mortgage Corporation does not believe that any of the subject loan transactions constituted a ‘material instance of noncompliance’ because each foreclosure proceeding delay was a permissible exception to the applicable published Fannie Mae foreclosure timeline. Accordingly, there are no issues for PHH Mortgage Corporation to remediate. Additionally, PHH Mortgage Corporation has reviewed its records and determined that it has not conducted foreclosure proceedings with respect to any of the mortgage loans included in Sequoia Mortgage Trust 2011-1, 2011-2, 2012-1, 2012-2, or Sequoia Mortgage Trust 2012-3.

The instances of noncompliance involving foreclosure and repossession procedures that were not concluded in accordance with the timelines in the transaction agreements were outside the control of PHH. The published Fannie Mae foreclosure timelines vary by state. PHH Mortgage Corporation reviewed each of the subject loan transactions in detail and concluded that, in each case, the delay in concluding foreclosure proceedings was permissible under Fannie Mae Servicing Guide Announcement SVC-2010-12 because the delay was due to reasons and circumstances outside the control of PHH Mortgage Corporation. These reasons and circumstances consisted of court delay, state mandated documentation change delay, investor delay, attorney error delay, title delay, bankruptcy delay, loss mitigation delay and contested foreclosure delay. The above-described delays have had no effect on the transactions involving the subject loans. None of the subject loans were included in the SEMT 2011-1, SEMT 2011-2, SEMT 2012-1, SEMT 2012-2 or the SEMT 2012-3 transactions.”

Servicer Assessment of Wells Fargo Bank, N.A.

Exhibits 33.3 and 33.5 to Form 10-K of Sequoia Mortgage Trust 2011-1

Exhibits 33.7 and 33.9 to Form 10-K of Sequoia Mortgage Trust 2011-2

Exhibit 33.7 to Form 10-K of Sequoia Mortgage Trust 2012-1

Exhibit 33.6 to Form 10-K of Sequoia Mortgage Trust 2012-2

Exhibit 33.6 to Form 10-K of Sequoia Mortgage Trust 2012-3

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

Responses to Comments #5 through #8 were provided by Wells Fargo Bank, N.A. (“Wells Fargo”).

5. The report of Wells Fargo Bank, N.A. (“Wells Fargo”) on its assessment of compliance with applicable servicing criteria states that “certain failures in processes relating to waterfall calculations and reporting that, although adapted over time, still insufficiently addressed the impact of the unprecedented levels of collateral degradation in RMBS transactions on the calculation of principal and interest payments and losses associated investor reporting.” Your description is unclear. With a view towards disclosure please explain:

•	the specific failures in processes relating to waterfall calculations and reporting;

•	what you mean by “unprecedented levels of collateral degradation” and why that would have any effect on the calculation of the waterfall; and

•	what you mean by “adapted over time.”

Response: For purposes of Wells Fargo’s response to questions 5, 6 and 7 of the Staff’s Comment Letter, reference is made to the following defined terms.

➢	“2012 Assessment” means, with respect to its Platform, the assessment of compliance with applicable Item 1122(d) servicing criteria prepared by management of Wells Fargo relating to the 2012 Reporting Period.

➢	“2012 Attestation” means the compliance attestation report of KPMG LLP, the independent registered public accounting firm engaged by Wells Fargo to issue such compliance attestation report in connection with the 2012 Assessment, for the 2012 Reporting Period.

➢	“2012 Item 1122 Compliance Reports” means the 2012 Assessment and 2012 Attestation.

➢	“2012 Reporting Period” means as of and for the year ending December 31, 2012.

➢	“Identified Payment Errors” means, with respect to the 2012 Reporting Period, the payment errors identified in the normal course of business and through specific procedures performed in connection with the preparation of the 2012 Item 1122 Compliance Reports that led to the determination that there was a material instance of noncompliance for Wells Fargo’s Platform.

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

➢	“Identified Reporting Errors” means, with respect to the 2012 Reporting Period, the reporting errors identified in the normal course of business and through specific procedures performed in connection with the preparation of the 2012 Item 1122 Compliance Reports that led to the determination that there was a material instance of noncompliance for Wells Fargo’s Platform.

➢	“Model” means the Model Input, the Model Program and the processes related to the Model Input and the Model Program that function together for the purpose of calculating payments in accordance with the requirements of relevant transaction documents.

➢	“Model Errors” refers to Model Input Errors and Model Program Errors.

➢	“Model Input” means data that is transmitted electronically or manually to a Model such as data from a servicer, data from financial services information providers, cash adjustments (such as reimbursable expenses) and information from programs that perform interim calculations.

➢	“Model Input Errors” means inaccurate or incomplete Model Input information, inaccuracies in receiving or processing Model Input information or inaccuracies in manual non-automated processing that lead to payment errors.

➢	“Model Program” means Model programming logic designed to calculate payments in accordance with transaction document requirements.

➢	“Model Program Errors” means inaccurate or incomplete programming or logic in the Model that does not produce calculations in accordance with the transaction documents and therefore causes payment errors and/or reporting errors.

➢	“Platform” means the trustee/master servicer/securities administrator/paying agent platform designed by Wells Fargo that corresponds to the 2012 Assessment consisting of approximately 2000 RMBS transactions in addition to other commercial mortgage-backed security and asset-backed security transactions.

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

➢	“RMBS” means residential mortgage-backed securities.

➢	“Wells Fargo” means the Corporate Trust Services division of Wells Fargo Bank, N.A.

•	the specific failures in processes relating to waterfall calculations and reporting;

Response: Wells Fargo develops a unique Model for each transaction in its Platform. On the whole, there are millions of calculations performed by the Models each payment period for the thousands of transactions in the Platform.

Wells Fargo’s waterfall payment calculation and reporting functions can be categorized into three processes:

➢	Model Inputs,

➢	Model Programs, and

➢	transmission of each Model’s output to the processes and systems that generate investor reports.

In the 2012 Reporting Period, there were 84 Identified Payment Errors on RMBS transactions1.

➢	40 of the 84 Identified Payment Errors resulted from Model Input Errors. For example[2], in certain transactions, defaulted fixed rate loans became subject to unanticipated rate modifications when the loans were modified in accordance with industry loan modification initiatives. Because the transaction documents did not contemplate the rate modifications, the Model Input process had to be manually adapted to incorporate the rate changes. Model Input Errors occurred when the manual adjustments were made.

1 While there were also some Identified Payment Errors on CMBS and ABS transactions in the Platform, Schedule B to the 2012 Assessment says “[T]he identified Payment Errors and Reporting Errors that led to Management’s determination that material instances of noncompliance with respect to the Platform had occurred was limited to certain RMBS transactions in the Platform. There were no identified Payment Errors or Reporting Errors for non-RMBS transactions in the Platform which contributed to Management’s determination that there were material instances of noncompliance for the Platform”. Accordingly, the statistics provided in this response relating to Identified Payment Errors and Identified Reporting Errors are limited to RMBS transactions in the Platform.

2 Because it would be impractical to provide a detailed explanation of each of the 84 Identified Payment Errors, Wells Fargo has endeavored in its responses to questions 5, 6 and 7 to provide meaningful examples of the Identified Payment Errors and Identified Reporting Errors. The examples are illustrative but not representative of every individual error or error type.

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

➢	44 of the 84 Identified Payment Errors resulted from Model Program Errors. For example, in many RMBS transactions, at the point credit support is depleted (i.e. the principal balance of the subordinate bonds is reduced to zero), payment allocations to the remaining senior bonds shift from a sequential payment priority to a pro rata payment priority. In many cases, the transaction documents require such shift to occur “on and after” the month in which credit support is depleted and in other transactions the shift occurs “after” the month in which credit support is depleted. Model Program Errors occurred when some Model Programs shifted payment allocations from sequential to pro rata in the wrong month inconsistent with the applicable transaction documents. In addition, with respect to transaction documents which direct the payment priority shift “on and after” credit support depletion, Model Program Errors occurred because proper effect was not given to the word “on”. There is an order of operations in every waterfall that directs payments to bonds first and allocations of losses to bonds second. Because credit support depletion most often occurs from the allocation of losses to subordinate bonds, this order of operation (i.e. payments first; losses second) would have to be reversed to make a payment priority shift on the credit support depletion date. Model Program Errors occurred when the order of operations was not reversed in this manner.

For the 2012 Reporting Period, there were 148 Identified Reporting Errors on RMBS transactions3.

➢	84 of the 148 Identified Reporting Errors resulted from the 84 Identified Payment Errors. Inaccurate payments led to inaccurate reporting.

➢	64 of the 148 Identified Reporting Errors were unrelated to the Identified Payment Errors.

3 See footnote 1.

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

o	36 of the 64 Identified Reporting Errors resulted from inaccurate/incomplete bond reporting. Some examples of these 36 Identified Reporting Errors include inaccurate reporting variables related to investor payments, incorrect tranche balance reporting and incorrect trigger reporting.

o	28 of the 64 Identified Reporting Errors resulted from inaccurate/incomplete mortgage loan reporting. Some examples of these 28 Identified Reporting Errors include incorrect information on the collateral statement portion of the investor report, inaccurate delinquency reporting and inaccurate loan level performance reporting.

•	what you mean by “unprecedented levels of collateral degradation” and why that would have any effect on the calculation of the waterfall; and

Response: “Unprecedented levels of collateral degradation” refers to the significant decrease in mortgage loan performance experienced by RMBS transactions generally over the past several years. The significant decrease in loan performance is evidenced by the fact that over 50 percent of the RMBS transactions in Wells Fargo’s Platform have reached credit support depletion. This is a significant event because waterfall payment priorities for the senior bonds typically change at that point.

One reason why high levels of RMBS mortgage loan performance degradation affect waterfall calculations is because such degradation contributes to Model Input Errors. One example of such Model Input Errors relates to the extensive level of mortgage loan delinquencies and the resulting extensive levels of servicer advancing. High levels of advancing lead to both high advance recoveries by servicers in single distribution periods and increased servicer stop advance decisions.4 These phenomena require manual processing which can result in Model Input Errors.

The high level of RMBS mortgage loan performance degradation has also contributed to Model Program Errors. The extensive collateral losses in RMBS transactions have triggered waterfall scenarios that were considered unlikely to occur at the inception of the transactions (if they were considered at all) and were not as clearly detailed as other provisions in the transaction agreements that direct waterfall calculations and distributions. At Model creation, those waterfall scenarios were not forecasted to reach the levels of underperformance that RMBS mortgage loans have experienced. Because of such lack of forecasting and the absence of benchmark data5 for such scenarios from the underwriters/sponsors of the transactions or other sources, Wells Fargo was unable to test and validate such waterfall scenarios. As a result, Model Program Errors occurred.

4 A stop advance decision is made by a servicer when, with respect to any advance made in the past or any proposed future advance, it determines that such advances will not be recoverable from collections on the loan or from liquidation proceeds.

5 There were principally two types of benchmark data used: decrement tables and underwriter/sponsor cash flow projections. The decrement tables in offering documents generally only projected out at pricing speeds with zero loss assumptions. Reconciling Models with those decrement tables based on those assumptions would not have exposed the stresses on the Model Programs resulting from the significant mortgage loan performance degradation in recent years. In addition, cash flow projections received from the underwriters/sponsors at the time of deal issuance were projected at minimal losses which were not severe enough to expose the stresses on the Model Programs resulting from the significant collateral degradation in recent years.

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

•	what you mean by “adapted over time.”

Response: “Adapted over time” refers to the fact that Model Programs and Model Inputs and the processes related to Model Programs and Model Inputs are, over the life of a transaction, constantly being adjusted in an effort to ensure accurate payments. Continual adjustments are required because the transactions and securities to which the Models relate are very complex and the technology and processes related to Model Programs and Model Inputs are equally complex. The level of adjustment needed for Model Programs, Model Inputs, and related processes increased as mortgage loan performance degradation increased.

6. We note reference to “Payment Errors” and “Reporting Errors.” With a view towards disclosure, please explain whether these are the same type of Payment Errors and Reporting Errors that were described in Wells Fargo’s assessment of compliance for 2011 that you further described in a response to us on December 31, 2012. In that response letter, Wells Fargo confirmed the correction and resolution of modeling errors and that indicated that adjustments to payments were made in 2012. If these are not the same type of errors as those that occurred in 2011, please state so. In either case, with a view towards disclosure, please explain:

General Response: The Identified Payment Errors and the Identified Reporting Errors were generally similar in type to the payment and reporting errors that led to the determination that there was a material instance of noncompliance for the 2011 assessment of compliance. However, the transactions on which the errors occurred and the exact circumstances and details giving rise to the Identified Payment Errors and Identified Reporting Errors in 2012 were different than 2011. The correction of the 2011 identified payment errors and reporting errors was specific to the Models for the affected transactions and such corrections do not preclude the possibility that a similar type of error would occur on a different transaction with a different Model in 2012.

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

Examples of Model Program Errors that occurred similarly in both years involve (i) post-credit support depletion loss allocation methodology and payment priority rules (e.g., pro rata versus sequential), and (ii) the calculation of group-directed cash flows, interest calculation elements (rate, accrual day logic, etc.), and pre-credit support depletion loss allocation.

Examples of Model Input Errors that occurred similarly in both years involve (i) improper coding of cash adjustments and using incorrect prior month data, (ii) loan modification inputs related to capitalization of delinquent amounts and the recovery of advances related thereto and modified interest rates in certain transaction structures, and (iii) cash adjustments related to servicer advance reimbursements that caused errors in certain calculations (e.g., the net weighted average coupon rate calculations).

Comparing the Identified Reporting Errors to the identified reporting errors in 2011, a substantial number in each year were caused by the payment errors (i.e., reporting an incorrect payment). There were other reporting errors in both years that related to missing and incorrect bond information and missing and incorrect mortgage loan information.

•	whether the payment errors resulted in overpayments or underpayments to investors;

Response: In most cases, the Identified Payment Errors were a combination of overpayments to one or more classes of investors or transaction parties and corresponding underpayments to one or more other classes of investors or other transaction parties. Therefore, most of the Identified Payment Errors consisted of overpayments and underpayments that netted to zero because all the cash that was received from a transaction party in a payment cycle was distributed to investors or other transaction parties on the related payment date6.

•	the types of reporting errors that occurred and how they related to the payment errors;

Response: 84 of the 148 Identified Reporting Errors were caused by the Identified Payment Errors in that the incorrect payment led to incorrect reporting. Since the Identified Payment Errors were calculated incorrectly, the payments were reported incorrectly. The remaining 64 of the 148 Identified Reporting Errors were not caused by the Identified Payment Errors. Those 64 Identified Reporting Errors consisted of missing or inaccurate information related to various bond reporting and mortgage loan reporting elements.

6 While most Identified Payment Errors netted to zero, a small number of the Identified Payment Errors did not net to zero. Identified Payment Errors that did not net to zero occurred when, inadvertently, either (i) less than 100 percent the cash that was received from a transaction party (such as a servicer) in a payment cycle was distributed to investors or other transaction parties on the related payment date leaving cash in the transaction’s distribution account or (ii) an amount greater than 100 percent of the cash that was received from a transaction party (such as a servicer) in a payment cycle was distributed to investors or other transaction parties on the related payment date causing an overdraft of the transaction’s distribution account. The scenario described in clause (i) explains the majority of circumstances where overpayments and underpayments did not net to zero.

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

•	whether investors whose payments were impacted were notified of the errors and, if so, how they were notified;

Response: Investors received notice of the Identified Payment Errors by means of the posting to Wells Fargo’s website of corrected payment date statements. Investors received notice of Investor Reporting Errors by either a revised statement in connection with a restatement7 of the affected distributions or by correcting the reporting error on the next payment date statement.

•	whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made; and

Response: With one exception8, Identified Payment Errors that resulted in underpayments to investors were rectified by means of restating affected distribution periods. The restatements occurred between February 1, 2012 and March 1, 2013.

•	whether any future payments were adjusted to account for overpayments.

Response: With one exception described in footnote 8, Identified Payment Errors that resulted in overpayments to investors were rectified by restating the affected distribution periods. Except with respect to one Identified Payment Error on one transaction unrelated to the transactions to which the Comment Letter relates, no future payments were adjusted in connection with overpayment errors. In that one case, distributions to one class of certificates were adjusted over three distribution dates and such adjustment was disclosed on the respective distribution date statements.

7 As used in this response, the term “restatement” and the phrase “restating affected distribution periods” means the correction of an overpayment or underpayment experienced by a class of book-entry securities by (i) submitting a revised payment date statement for each affected distribution period to the Depository Trust Company (“DTC”) by which the DTC adjusts the accounts of the overpaid and underpaid classes, and (ii) the posting of such revised payment date statement to Wells Fargo’s website. In accordance with its current policy, the DTC revises up to twelve months of affected distributions. On a limited number of occasions when the affected distribution periods extended beyond such twelve month time frame, Wells Fargo included adjustments for the additional distribution periods in the restatement of the twelve distribution periods and notified investors of this fact on the revised payment date statements. The process is similar for physical securities except that Wells Fargo interacts directly with affected holders as opposed to interacting with the DTC.

8 There is one underpayment of $4992.92 (and a corresponding overpayment of the same amount) from March 2012 which has not been remedied. The underpayment did not occur on any transaction to which the Commission’s Comment Letter directly relates. Wells Fargo is in the process of determining an appropriate course of action with regard to this underpayment.

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

7. While we note that Wells Fargo further states that “[a]ppropriate actions have been taken or are in the process of being taken to remediate” the identified errors and “adjustments have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the Platform to minimize the risk of future payment and reporting errors.” This disclosure, however, does not provide any indication as to the nature and scope of the failures, or the impact of the identified material instances of noncompliance. We believe a more granular discussion is necessary to understand how these steps have addressed the identified material instances of noncompliance. With a view towards disclosure, please explain:

•	the specific actions that have been taken or are in the process of being taken to remediate the identified payment errors and reporting errors;

Response: Except as discussed in footnote 8, Wells Fargo has remediated all of the 84 Identified Payment Errors through restatements of the affected distribution periods. The restatements occurred between February 1, 2012 and March 1, 2013. Wells Fargo has remediated all 148 Identified Reporting Errors by either issuing a revised statement in connection with a restatement of the affected payments or by ensuring that the reporting element in question was correctly reported on the next payment date statement.

•	the specific adjustments that have been or will be made to the waterfall calculations and other operational processes and quality control measures applied to the RMBS transactions in the platform; and

Response: Wells Fargo has determined to address not only the specific errors that led to the determination of material instances of non-compliance on the RMBS component of its Platform, but also to take proactive measures to identify other problems with its Models that could cause payment or reporting errors. Accordingly, Wells Fargo has undertaken an expansive project to identify, rectify and prevent problems with its Models and the individual transactions that exhibited these problems. Wells Fargo is in the early stages of this project. Due to the size of the RMBS component of its Platform, this is a long term, intensive project involving significant internal and external resources. In conjunction with other steps taken, Wells Fargo believes that this initiative will result in ongoing improvements to its payment and reporting processes.

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

•	any other steps that Wells Fargo has undertaken or will undertake to ensure that similar errors do not occur in the future.

Response: Throughout 2012 and 2013, Wells Fargo has adopted numerous other initiatives in an effort to add rigor to its operational processes and quality control measures. The initiatives relate to both preventing Model Errors and identifying and correcting Model Errors. Examples of measures to prevent Model Errors include, among other things, enhancements to its (i) new Model creation procedures, (ii) procedures for pre-closing review of waterfall language in transaction documents, and (iii) procedures for pre-payment date testing of transaction level payment calculations and reporting elements. Examples of measures to identify and correct Model Errors include, among other things, (a) enhanced procedures relating to Model revisions, (b) the creation of a team charged with conducting a careful analysis of every Model Error to determine if any additional controls are necessary to prevent the errors from re-occurring, and (c) the creation of a team to proactively perform Model Program corrections to prevent future Model Errors. Wells Fargo has hired over two dozen additional staff and reorganized various teams to more effectively manage the above-mentioned operational processes and quality control measures.

8. With respect to two issuing entities, Sequoia Mortgage Trust 2011-1 and 2011-2, it appears that you have filed the same exhibit under two different exhibit numbers. While we note that your exhibit list indicates that one is with respect to Wells Fargo Bank, N.A. as paying agent, and the other appears to be for its role as master servicer and securities administrator, it is unclear if these are, in fact, copies of each other and why you file them as two separate exhibits. With a view towards disclosure, please explain why you have filed your exhibits in this way. If it is because Wells Fargo is responsible for distinct activities in its role as paying agent as compared to its role as master servicer and securities administrator, so that separate identification and assessments are necessary, then it is unclear to us why the platform is not similarly constructed.

Response: Wells Fargo inadvertently filed the same exhibit (which exhibit is Wells Fargo’s 2012 Assessment for its trustee/master servicer/securities administrator/paying agent Platform) under two different exhibit numbers. The functions associated with the securities administrator, paying agent, trustee and master servicer roles are all covered by the same assessment of compliance and the associated Platform consists of transactions where Wells Fargo serves in one or more of those roles. With respect to the Sequoia Mortgage Trust 2011-1 and 2011-2 transactions, Wells Fargo as Securities Administrator is the appointed paying agent. Wells Fargo will ensure that any future filings for the referenced transactions contain a single exhibit for its assessment of compliance with applicable servicing criteria.

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

Servicer Assessment of Redwood Residential Acquisition Corp.

Exhibit 33.4 to Form 10-K of Sequoia Mortgage Trust 2012-1

Exhibit 33.4 to Form 10-K of Sequoia Mortgage Trust 2012-2

Exhibit 33.4 to Form 10-K of Sequoia Mortgage Trust 2012-3

9. The reports of Redwood Residential Acquisition Corporation (“Redwood”) on its assessment of compliance with applicable servicing criteria state “[b]ased on such assessment, management of the Asserting Party believes that, for the Period, the Asserting Party has complied in all material respects” with the applicable servicing criteria. The phrase “management of the Asserting Party believes that” appears to qualify management’s assessment of Redwood’s compliance with applicable servicing criteria. Please revise to remove such qualifying language.

Response: Redwood has revised their Exhibit 33.4 Assessment of Compliance with Applicable Servicing Criteria by removing such qualifying language. Please see such revised Assessment of Compliance attached hereto as Exhibit B. The Registrant will file an amended Form 10-K or each of SEMT 2012-1, 2012-2 and 2012-3 to include such revised Redwood Exhibit 33.4 Assessment of Compliance.

Servicer Compliance Statements

Exhibits 35.1, 35.2 and 35.3 to Form 10-K of Sequoia Mortgage Trust 2011-1

Exhibits 35.1, 35.2, 35.4 and 35.5 to Form 10-K of Sequoia Mortgage Trust 2011-2

Exhibits 35.2, 35.3, 35.4 and 35.6 to Form 10-K of Sequoia Mortgage Trust 2012-1

Exhibits 35.2, 35.3, 35.4 and 35.5 to Form 10-K of Sequoia Mortgage Trust 2012-2

Exhibits 35.2, 35.3, 35.4 and 35.5 to Form 10-K of Sequoia Mortgage Trust 2012-3

General

10. Each of these servicer compliance statements refers to certifications made with respect to the preceding “calendar year” rather than the “reporting period.” While we acknowledge that your reporting period corresponds to the calendar year, please confirm that, in future filings, the servicer compliance statements that are filed will conform to the form and content of Item 1123 of Regulation AB by referring to the “reporting period.”

Response: Each of Redwood Residential Acquisition corporation, First Republic Bank, PHH Mortgage Corporation and Wells Fargo confirms that in their respective future filings, the servicer compliance statements that are filed will conform to the form and content of Item 1123 of Regulation AB by referring to the “reporting period” instead of the “calendar year.”

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

Servicer Compliance Statements of PHH

Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2011-1

Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2011-2

Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2012-1

Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2012-2

Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2012-3

11. The servicer compliance statements provided by PHH do not appear to address all the requirements of Item 1123 of Regulation AB. Please revise.

Response: The attached (see Exhibit C) Item 1123 servicer compliance statements from PHH Mortgage Corporation for each of the Sequoia deals will be filed in amended Form 10-Ks for each such deal. Such servicer compliance statements now address all the requirements of Item 1123 of Regulation AB.

Servicer Compliance Statements of Wells Fargo

Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2011-1

Exhibit 35.5 to Form 10-K of Sequoia Mortgage Trust 2011-2

Exhibit 35.6 to Form 10-K of Sequoia Mortgage Trust 2012-1

Exhibit 35.5 to Form 10-K of Sequoia Mortgage Trust 2012-2

Exhibit 35.5 to Form 10-K of Sequoia Mortgage Trust 2012-3

12. The servicer compliance statements provided by Wells Fargo, as master servicer and securities administrator, cover the authorized officer’s review of Wells Fargo’s activities but do not cover such officer’s review of Wells Fargo’s performance under the applicable servicing agreement. Please amend the relevant Forms 10-K to provide servicer compliance statements that conform to the form and content of Item 1123 of Regulation AB.

Response to Comment #12 was provided by Wells Fargo.

Response: Wells Fargo’s review conducted in connection with the issuance of its Item 1123 servicing compliance statement attached to the Form 10-Ks for the referenced transactions did in fact include a review of Wells Fargo’s performance under the Agreement. Wells Fargo will work with the registrant to prepare and file an amended Form 10-K for the referenced transactions and file as an exhibit thereto a new servicer compliance statement that conforms to the form and content of Item 1123 of Regulation AB by including the phrase “and its performance under the Agreement”.

August 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc:      Mr. Andrew Stone, Sequoia Residential Funding, Inc.

EXHIBIT A

Management Assessment

The Board of Directors:

Cenlar FSB:

Management of Cenlar FSB (the Company) is responsible for assessing compliance with the appliance servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of residential mortgage loans (the Platform), except for servicing criteria 1122 (d)(1)(iii) Backup Servicer, as of and for the year ended December 31, 2012. This criteria is not applicable to the Company because the Company does not perform activities with respect to the Platform relating to this criteria. With respect to servicing criteria 1122 (d)(4)(xi) and 1122 (d)(2)(vi), management has engaged various vendors to perform the activities required by these servicing criteria. The Company’s management has determined that none of those vendors is considered a “servicer” as defined in Item 1101(j) of Regulation AB, and the Company’s management has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (“Interpretation 17.06”). Management has policies and procedures in place designed to provide reasonable assurance that the vendors’ activities comply in all material respects with the servicing criteria applicable to each vendor. The Company’s management is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria. Appendix A identifies the individual asset-backed transactions and securities defined by management as constituting the Platform.

The Company’s management has assessed the Company’s compliance with the applicable servicing criteria as of and for the year ended December 31, 2012. In making this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

Based on such assessment, management has concluded that, as of and for the year ended December 31, 2012, the Company has complied, in all material respects with the servicing criteria, except for the servicing criteria 1122 (d)(1)(iii) Backup Servicer, set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of the Platform.

Mailing Address: Cenlar FSB • 425 Phillips Boulevard • Ewing, NJ 08618

Cenlar FSB

February 28, 2013

KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to management’s assessment of compliance with the applicable servicing criteria as of and for the year ended December 31, 2012.

/s/ Gregory S. Tornquist
Gregory S. Tornquist
President & Chief Executive Officer

/s/ Stephen W. Gozdan	/s/ Jeanne M. Bader
Stephen W. Gozdan	Jeanne M. Bader
Chief Financial Officer	Director of Loan Administration

February 28, 2013

Appendix A

Securities Covered in Cenlar FSB’s REG AB Attestation: Wells Fargo Bank, N.A.

Investor	Issuer	Security	* Period
Subserviced by
Cenlar FSB
A54	New York Mortgage Company	NYMC 06-1	1/1 to 12/31/12
H96	UBS Real Estate Securities, Inc	MASTR 06-OA1	1/1 to 12/31/12
D96	UBS Real Estate Securities, Inc	MARM 06-OA2	1/1 to 12/31/12
H83	UBS Real Estate Securities, Inc	MARM 07-1	1/1 to 12/31/12
J83	UBS Real Estate Securities, Inc	MALT 07-1	1/1 to 12/31/12
T83	UBS Real Estate Securities, Inc	MAST 07-1	1/1 to 12/31/12
U83	UBS Real Estate Securities, Inc	MALT 07-HF1	1/1 to 12/31/12
A83	UBS Real Estate Securities, Inc	SMT 2007-1	1/1 to 12/31/12
G52	Opteum Financial Services, LLC	OMAC 06-1	1/1 to 12/31/12
H52	Opteum Financial Services, LLC	OMAC 06-2	1/1 to 12/31/12
J52	Opteum Financial Services, LLC	BAFC 2006-H	1/1 to 12/31/12
K52	Opteum Financial Services, LLC	CMLTI 06-FX1	1/1 to 12/31/12
P52	Opteum Financial Services, LLC	CMLTI 07-OPX1	1/1 to 12/31/12
G43	Thornburg Mortgage Home Loans	TMST 2007-3	1/1 to 12/31/12
(RBS Financial)
WF3	Lydian Bank/ Wells Fargo	GSR 2006 AR1	1/1 to 12/31/12
WF4	Lydian Bank/Wells Fargo	GSR 2006 AR2	1/1 to 12/31/12
S06/T06	Morgan Stanley Private Bank, NA	Sequoia	1/1 to 12/31/12
Mortgage Trust
2007-2
S06/T06	Morgan Stanley Private Bank, NA	Sequoia	1/1 to 12/31/12
Mortgage Trust
2007-3
S06/T06	Morgan Stanley Private Bank, NA	Sequoia	1/1 to 12/31/12
Mortgage Trust
2007-4
N06	Morgan Stanley Private Bank, NA	MSM 2007-15AR	1/1 to 12/31/12
H06	Redwood Trust, Inc.	SEMT 2012-1	1/1 to 12/31/12
K06	Redwood Trust, Inc.	SEMT 2012-2	3/1 to 12/31/12
L06	Redwood Trust, Inc.	SEMT 2012-3	6/1 to 12/31/12
Z06	Redwood Trust, Inc.	SEMT 2012-4	9/1 to 12/31/12
Y06	Redwood Trust, Inc.	SEMT 2012-5	10/1 to 12/31/12
RWO	Redwood Trust, Inc.	SEMT 2012-6	11/1 to 12/31/12

EXHIBIT B

REDWOOD RESIDENTIAL ACQUISITION
CORPORATION

ONE BELVEDERE PLACE, SUITE 300
PHONE: 415.389.7373

MILL VALLEY, CA 94941
FAX: 415.381.1773

ASSESSMENT OF COMPLIANCE WITH APPLICABLE SERVICING CRITERIA

Redwood Residential Acquisition Corporation (the “Asserting Party”) provides this assessment of compliance with respect to its performance of functions for the Applicable Servicing Criteria, as defined below, in regards to the loans selected in the Platform for the following Period from January 1, 2012 through December 31, 2012.

Platform: all residential mortgage loans being serviced by Cenlar FSB pursuant to the Flow Mortgage Loan Servicing Agreement, dated as of August 1, 2011, between the Asserting Party and Cenlar FSB, as amended by Amendment No. 1 thereto, dated November 3, 2011, and as modified by the related Assignment, Assumption and Recognition Agreements identified in Schedule 1 hereto (the “Cenlar FSB Flow Servicing Agreement”).

Period: as of December 31, 2012 and for the period from January 1, 2012 through December 31, 2012.

Applicable Servicing Criteria: the servicing criterion which applies to the functions performed by the Asserting Party is set forth in Section 229.1122 (d)(2)(iii) of Regulation AB promulgated by the Securities and Exchange Commission (“Applicable Servicing Criteria”). With respect to the Applicable Servicing Criteria, the Asserting Party performs the following limited function:

1.             to fund by deposit or wire transfer amounts specified by Cenlar FSB in electronic or facsimile transmissions to the Asserting Party as necessary to make required advances of delinquent principal and interest payments under the Cenlar FSB Flow Servicing Agreement.

With respect to the Platform, and with respect to the Period, the Asserting Party provides the following assessment of its compliance in respect of the Applicable Servicing Criteria (as defined above):

1.             Management of the Asserting Party is responsible for assessing its compliance with respect to the functions it performs for the Applicable Servicing Criteria.

2.             Management of the Asserting Party has assessed its compliance with respect to the functions it performs for the Applicable Servicing Criteria.

3.             Based on such assessment, management of the Asserting Party concludes that, for the Period, the Asserting Party has complied in all material respects with the Applicable Servicing Criteria related to the servicing of the Platform taken as a whole.

4.             There are no instances of material non-compliance during the Period.

Grant Thornton LLP, an independent registered public accounting firm, has issued an attestation report with respect to the Asserting Party’s foregoing assessment of compliance as of December 31, 2012 and for the period from January 1, 2012 through December 31, 2012.

Dated: March 11, 2013

Very truly yours,

REDWOOD RESIDENTIAL ACQUISITION CORPORATION

/s/ Bill Moliski

Name: Bill Moliski

Title: Executive Vice President

Schedule 1

1.	Assignment, Assumption and Recognition Agreement (“AAR”) with respect to the Cenlar FSB Flow Servicing Agreement dated as of January 27, 2012, as attached to the Pooling and Servicing Agreement, dated as of January 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, U.S. Bank National Association, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-1.

2.	AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of March 29, 2012, as attached to the Pooling and Servicing Agreement, dated as of March 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, U.S. Bank National Association, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-2.

3.	AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of June 27, 2012, as attached to the Pooling and Servicing Agreement, dated as of June 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society, FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-3.

4.	AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of September 21, 2012, as attached to the Pooling and Servicing Agreement, dated as of September 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society, FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-4.

5.	AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of October 30, 2012, as attached to the Pooling and Servicing Agreement, dated as of October 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society, FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-5.

6.	AAR with respect to the Cenlar FSB Flow Servicing Agreement dated as of November 30, 2012, as attached to the Pooling and Servicing Agreement, dated as of November 1, 2012, by and among Sequoia Residential Funding, Inc., as depositor, Christiana Trust, a division of Wilmington Savings Fund Society, FSB, as trustee and Wells Fargo Bank, N.A., as master servicer and securities administrator. Related asset-backed securities and transaction: SEMT 2012-6.

EXHIBIT C

2001 Bishops Gate Blvd Mount Laurel, NJ 08054

February 28, 2013

Re:	Annual Compliance Statement

Attention:	Servicer Compliance Team. Stephanie White
Address:	9062 Old Annapolis Road
MAC X2302-033N2702-011
Columbia, MD 21045

Deal Name: Sequoia 2011-1

PHH Investor code: G90, categories 001 and 002

Dear Sir and/or Madame:

This statement of compliance is being provided in accordance with Item 1123 of Regulation AB. The Undersigned hereby states that:

1.	I am an authorized officer of PHH Mortgage Corporation (the “Servicer”);

2.	A review of the Servicer’s activities during the period from January 1, 2012 through December 31, 2012 (the “Reporting Period”) and its performance under the Agreement has been made under my supervision; and

3.	To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

By: /s/ Greg Bronczyk

Name: Greg Bronczyk

Title: Vice President

2001 Bishops Gate Blvd Mount Laurel, NJ 08054

February 28, 2013

Re:	Annual Compliance Statement

Attention:	Servicer Compliance Team. Stephanie White
Address:	9062 Old Annapolis Road
MAC X2302-033N2702-011
Columbia, MD 21045

Deal Name: Sequoia 2011-2

PHH Investor code: G90, categories 003 and 004

Dear Sir and/or Madame:

This statement of compliance is being provided in accordance with Item 1123 of Regulation AB. The Undersigned hereby states that:

1.	I am an authorized officer of PHH Mortgage Corporation (the “Servicer”);

2.	A review of the Servicer’s activities during the period from January 1, 2012 through December 31, 2012 (the “Reporting Period”) and its performance under the Agreement has been made under my supervision; and

3.	To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

By: /s/ Greg Bronczyk

Name: Greg Bronczyk

Title: Vice President

2001 Bishops Gate Blvd Mount Laurel, NJ 08054

February 28, 2013

Re:	Annual Compliance Statement

Attention:	Client Manager – SEMT 2012-1
Address:	9062 Old Annapolis Road
Columbia, MD 21045

Deal Name: Sequoia 2012-1

PHH Investor code: R87

Dear Sir and/or Madame:

This statement of compliance is being provided in accordance with Item 1123 of Regulation AB. The Undersigned hereby states that:

1.	I am an authorized officer of PHH Mortgage Corporation (the “Servicer”);

2.	A review of the Servicer’s activities during the period from January 1, 2012 through December 31, 2012 (the “Reporting Period”) and its performance under the Agreement has been made under my supervision; and

3.	To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

By: /s/ Greg Bronczyk

Name: Greg Bronczyk

Title: Vice President

2001 Bishops Gate Blvd Mount Laurel, NJ 08054

February 28, 2013

Re:	Annual Compliance Statement

Attention:	Client Manager – SEMT 2012-2
Address:	9062 Old Annapolis Road
Columbia, MD 21045

Deal Name: Sequoia 2012-2

PHH Investor code: R97

Dear Sir and/or Madame:

This statement of compliance is being provided in accordance with Item 1123 of Regulation AB. The Undersigned hereby states that:

1.	I am an authorized officer of PHH Mortgage Corporation (the “Servicer”);

2.	A review of the Servicer’s activities during the period from January 1, 2012 through December 31, 2012 (the “Reporting Period”) and its performance under the Agreement has been made under my supervision; and

3.	To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

By: /s/ Greg Bronczyk

Name: Greg Bronczyk

Title: Vice President

2001 Bishops Gate Blvd Mount Laurel, NJ 08054

February 28, 2013

Re:	Annual Compliance Statement

Attention:	Client Manager – SEMT 2012-3
Address:	9062 Old Annapolis Road
Columbia, MD 21045

Deal Name: Sequoia 2012-3

PHH Investor code: S24

Dear Sir and/or Madame:

This statement of compliance is being provided in accordance with Item 1123 of Regulation AB. The Undersigned hereby states that:

1.	I am an authorized officer of PHH Mortgage Corporation (the “Servicer”);

2.	A review of the Servicer’s activities during the period from January 1, 2012 through December 31, 2012 (the “Reporting Period”) and its performance under the Agreement has been made under my supervision; and

3.	To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

By: /s/ Greg Bronczyk

Name: Greg Bronczyk

Title: Vice President